SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of May, 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                   RYANAIR GUARANTEES NO FUEL SURCHARGES EVER

        AS AER LINGUS GOUGES PASSENGERS WITH 6th FUEL SURCHARGE INCREASE


Ryanair, Europe's largest low fares airline, today (Wednesday, 7th May 2008) renewed its guarantee of 'no fuel surcharges ever' as Aer Lingus announced that it will increase its unjustified fuel surcharge to EUR90 on long haul tickets - but zero on short haul tickets - because Ryanair guarantees no fuel surcharges.

Ryanair's offer for Aer Lingus guaranteed the removal of Aer Lingus' unjustified fuel surcharges however since this offer lapsed, Aer Lingus has increased its fares and added three additional fuel surcharges. Ryanair remains the only airline to guarantee passengers 'no fuel surcharges ever,' even if oil hits $200 a barrel.

Speaking today, Ryanair's Peter Sherrard said:

        "There is no justification for Aer Lingus' fuel surcharge increase to EUR90 on long haul passengers only, but zero on shorthaul tickets - this is only because Ryanair guarantees no fuel surcharges.

        "Aer Lingus' EUR90 fuel surcharge is now more than double Ryanair's average fare of EUR44. Ryanair's offer for Aer Lingus guaranteed an end to these unjustified fuel surcharges and despite our repeated calls for their removal, Aer Lingus has raised them three times since this offer lapsed.

        "Passengers who want to avoid this fuel surcharge scam should log onto www.ryanair.com immediately where Ryanair has released 100,000 seats today for just EUR10 all in - only Ryanair guarantees no fuel surcharges ever".



Ends.                         Wednesday, 7th May 2008


For further information:      Peter Sherrard                 Pauline McAlester
                              Ryanair                        Murray Consultants
                              Tel. +353-1-8121598            Tel. +353-1-4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  07 May 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director